

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

<u>Via E-mail</u>
Cindy Lee Kelly
Chief Executive Officer
Auto Tool Technologies Inc.
101 ½ Mary Street West
Whitby, ON, Canada, L1N 2R4

> **Re: Auto Tool Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed May 9, 2012**
> **File No. 333-181259**

Dear Ms. Kelly:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please note the updating requirements of Rule 8-08 of Regulation S-X.

Cover Page of the Registration Statement

3.   It appears that you intend to conduct the offering pursuant to Securities Act Rule 415. Please check the applicable box on the cover page of the registration statement.

Outside Front Cover Page of the Prospectus

4.   We note your statement that you are offering shares of your common stock on a "best-efforts" basis. "Best efforts" is a term of art that implies the engagement of a third party and the third party's contracted level of performance on your behalf. As you are not engaging a third party financial intermediary to sell your securities, it appears that you should characterize your offering as a "direct primary" offering rather than as a "best efforts" offering. Please revise your disclosure throughout the prospectus to better characterize your offering as a "direct primary" offering.

5.   We note the cross reference to the "Risk Factors" section, which you state begins on page 4. Please include page numbers throughout the prospectus, including in the Table of Contents. Refer to Item 502(a) of Regulation S-K.

Risk Factors

6.   Please include a risk factor addressing the risks investors face as a result of the majority of your common stock being held by your significant shareholders.

Risks Relating to Our Business

We have incurred, and may incur in the future, significant indebtedness . . .

7. We note your reference to restrictive covenants imposed upon you by the instruments and agreements governing certain of your current indebtedness. To the extent material, please include a discussion of these restrictive covenants on your ability to obtain future financing in the "Liquidity and Capital Resources" section of the prospectus.

Changes in customer preferences, the inability to maintain mutually beneficial relationships . . .

8. You state that you have one significant customer. However, your disclosure in Note 9 to the financial statements indicates that you have three significant customers, each accounting for ten percent or more of your sales. Please revise your disclosure accordingly.

Risks Relating to Our Common Stock

If we do not file a Registration Statement on Form 8-A . . .

9. Please clarify the references to December 31, 2010 and December 31, 2011 in this risk factor as these dates, in the context provided, do not appear applicable to the company or the registration statement. Please revise your disclosure accordingly. Additionally, please update the shareholder threshold you reference to reflect the changes made to the threshold by the Jumpstart Our Business Startups Act.

Use of Proceeds

10. Please revise this section to disclose how you plan to use the remaining $42,000 in net proceeds upon the sale of 75% of the shares offered pursuant to the prospectus and the remaining $117,000 in net proceeds upon the sale of 100% of the shares offered pursuant to the prospectus. Refer to Item 504 of Regulation S-K.

Description of Our Business

Overview

11. We note your disclosure that you are engaged in the distribution of hand tools throughout Canada and that you have one subsidiary, DSL Products Limited, which you acquired in a share exchange. Please clarify the extent to which your operations are conducted through the subsidiary. Additionally, please clarify that the share exchange was part of a reverse acquisition and that DSL Products Limited is considered the acquirer for accounting and financial reporting purposes. Finally, please disclose the nature of your

business prior to the share exchange as well as any changes in management made in connection with the share exchange. Refer to Item 101(h)(3) of Regulation S-K.

Products

12. We note your statement that you "contract the services of a national manufacturer's agency who call on current and prospective customers." Please disclose the material terms of this arrangement, and tell us what consideration you gave to filing the agreement with the national manufacturer's agency as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

13. We note your disclosure that you sell products via your website at www.distributionsolutionsltd.com. Please disclose the nature of your relationship with Distribution Solutions Ltd., Tool Cache Canada, and Ian Grant, who is identified as the President of Distribution Solutions Ltd. on the Tool Cache Canada webpage, linked from the website you identify in the prospectus. Additionally, we note the Tool Cache Canada webpage identifies Cindy Kelly as the Vice President of Distribution Solutions Ltd. In Cindy Lee Kelly's management biography, please disclose her position as the Vice President of Distribution Solutions Ltd. and update the "Conflicts of Interest" section as applicable.

Competition

14. We note your statement that you compete, in part, on your well-known brands. Please clarify whether these are third-party brands that you carry or whether these are brands specific to and owned by the company. To the extent material, please identify the "well-known brands" you reference.

Customers

15. Please disclose here your dependence on the three customers identified in Note 9 to the financial statements. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Employees

16. We note your reference to a management consulting agreement with Cindy Kelly & Associates. In an appropriate section of the prospectus, please disclose the material terms of the agreement.

Management

Directors and Officers

17. Please disclose how much time Cindy Lee Kelly will devote to the company.

Certain Relationships and Related Transactions

18. In this section, please provide the information required by Item 404 of Regulation S-K for the management consulting agreement with Cindy Kelly & Associates, the office charges paid to Cindy Kelly for the use of office space, and the transactions discussed in Note 6 to the financial statements.

19. We note your statement that you owed $16,000 to the President of the company as of December 31, 2011 for expenses paid on your behalf. Please disclose the nature of these expenses.

Legal Representation

20. Please include the address of counsel in this section. Refer to paragraph 23 of Schedule A to the Securities Act of 1933, as amended.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations – Years Ended December 31, 2011 and December 31, 2010

21. Your current MD&A tends to quantify fluctuations in various lines items, such as operating expenses, without providing any substantive explanation as to the business reasons for the changes. For example, you indicate that both revenue and cost of sales decreased during 2011 while gross profit marginally increased, but you do not explain why these changes occurred. Please revise your MD&A to provide a more comprehensive explanation of the specific business reasons for fluctuations in your operating results, financial condition, and liquidity during the periods presented. To the extent that there are multiple business reasons for a fluctuation, please separately describe and quantify each factor.

Liquidity and Capital Resources

22. You indicate that if you are not able to raise any funds in this offering, you will not have sufficient capital to carry out your business plan and will likely lack the funds to operate your business at all. Furthermore, we note that you had negative working capital, negative operating cash flows, and minimal cash on hand as of and for the year ended December 31, 2011. Please tell us how you determined it was not necessary to include disclosures in your financial statements describing the uncertainty surrounding the company's ability to continue as a going concern.

23. In this section, please disclose the material terms of your line of credit, which is referenced in Note 5 to the financial statements.

24. We note your disclosure that you require additional funding to meet your development goals for the next 12 months. We further note your statement that you require between $400,000 and $450,000 to meet your development goals and that this is the amount you expect to raise in this offering. To the extent you will require additional financing beyond that anticipated in this offering, please include a risk factor discussing such need and your ability to obtain additional financing. Additionally, the maximum gross proceeds available in this offering are $300,000. Please revise your statement regarding the amount you expect to raise in this offering accordingly.

25. In the first sentence of the fourth paragraph, you state that you "have not yet generated any revenue from [y]our online operations." This statement appears to be inconsistent with statements in the "Products" subsection of the business section and in the "Overview" subsection of "Management's Discussion and Analysis" in which you indicate that you sell or that you have sold products through your website. Please revise your disclosure as appropriate.

Plan of Operations

26. In this section, you state that you expect to be able to increase revenue immediately following the public launch of your website. However, in the "Liquidity and Capital Resources" and "Milestones" sections, you state that you expect to generate revenue from your website within four to six months following its launch. Please revise your disclosure to be accurate and consistent throughout the prospectus.

Market Research

27. We note your reference to "publications available on www.mycustomer.com." Please provide us with copies of these publications and the research you cite in this section, clearly marked to highlight the portion or section that contains the information you reference. Additionally, please disclose in your filing the date of these publications and whether the information represents the most recently available data and, therefore, remains reliable. Finally, please disclose whether the "document research" you reference is publicly available. If the "document research" is not publicly available, please tell us what consideration you gave to naming the sources and filing a consent pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act.

Milestones

28. Please disclose your plan of operation in the event you obtain less than the maximum offering proceeds. For example, please disclose your plan of operation assuming you raise 75%, 50%, 25%, and 10% of the maximum offering proceeds.

Consolidated Statements of Operations

29. It appears that cost of sales does not include an allocation of depreciation expense. If true, please revise your filing throughout to remove any references to gross profit or gross profit margin. Please also ensure that your references to cost of sales in MD&A and elsewhere throughout the filing clearly indicate that this line item excludes depreciation. See SAB Topic 11:B.

Note 2. Summary of Significant Accounting Policies

l) Basic and Diluted Net Loss Per Share

30. Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See ASC 260-10-50-1c.

Note 5. Line of Credit

31. Please revise to clarify if your line of credit contains any financial covenants that you are required to maintain compliance with on a quarterly, annual or similar basis. If your line of credit does include financial covenants, please revise to disclose the specific covenants you are required to comply with as well as your compliance status as of the most recent annual and interim periods presented. Please similarly revise your MD&A as well.

Note 8. Income Taxes

32. Please revise to provide all of the applicable disclosures required by ASC 740-10-50.

Note 9. Major Customers

33. Please revise to clarify what is intended by your disclosure of Customer A representing negative 19% of sales in 2010.

Note 10. Subsequent Events

34. Please revise to disclose the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or the date they were available to be issued. Please refer to ASC 855-10-50-1.

Recent Sales of Unregistered Securities

35. Please disclose that the 30,000,000 shares of common stock issued on December 31, 2011 were issued to Rossland Asset Management Ltd. Refer to Item 701(b) of Regulation S-K.

Undertakings

36. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Signatures

37. Please have Cindy Lee Kelly also identify herself as the Principal Financial Officer when she signs the registration statement.

Exhibit 5.1

38. We note the legal opinion addresses a "Director Briscoe." Please advise, or have counsel file a revised legal opinion as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Dennis Brovarone, Attorney at Law (*via e-mail*)